UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 15, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CIG Wireless Corp

File No. 000-53677 - CF#30792

_____

CIG Wireless Corp submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 5, 2014.

Based on representations by CIG Wireless Corp that this information qualifies as matters that are contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.58	through March 4, 2019
Exhibit 10.59	through March 4, 2019
Exhibit 10.60	through March 4, 2019
Exhibit 10.61	through March 4, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary